                                                                    Exhibit 99.4





                             BROOKE (OVERSEAS) LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 1996

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS
                                -----------------



                                                                                                   Page
                                                                                                   ----
Report of Independent Accountants...............................................................     2

Consolidated Balance Sheets as of December 31, 1996
      and December 31, 1995.....................................................................     3

Consolidated Statements of Operations
      for the years ended December 31, 1996, December 31, 1995
      and December 31, 1994.....................................................................     4

Consolidated Statements of Stockholder's
      Equity (Deficit) for the years ended December 31, 1996, December 31, 1995
      and December 31, 1994.....................................................................     5

Consolidated Statements of Cash Flows for the years
      ended December 31, 1996, December 31, 1995 and December 31, 1994..........................     6


Notes to Consolidated Financial Statements......................................................     7


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholder of Brooke (Overseas) Ltd.

We have audited the accompanying consolidated balance sheets of Brooke (Overseas) Ltd. and Subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brooke (Overseas) Ltd. and Subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




COOPERS & LYBRAND L.L.P.

Miami, Florida
March 27, 1997

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





                                                               December 31,  December 31,
                                                                  1996          1995
                                                              ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents..................................   $  1,875      $  1,660
  Accounts receivable - trade, less allowances of $0 and $692        166         1,011
  Inventories................................................      3,569         5,934
  Prepaid expenses...........................................      2,640         2,655
  Deferred tax assets........................................                    1,061
                                                                --------      --------
    Total current assets.....................................      8,250        12,321

Property, plant and equipment, at cost, less
  accumulated depreciation of $676 and $207..................     59,607        27,462
Goodwill.....................................................      1,094           417
Deferred finance costs.......................................      2,805         5,163
Other........................................................        540
                                                                --------      --------
    Total assets.............................................   $ 72,296      $ 45,363
                                                                ========      ========
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt..........................   $ 21,658      $  1,635
  Accounts payable - trade...................................     13,074         3,484
  Due to affiliates..........................................     48,875        41,266
  Unearned revenue...........................................      7,406         7,637
  Accrued taxes..............................................      8,474         5,500
  Accrued interest...........................................        597           200
  Other accrued liabilities..................................      2,692           184
                                                                --------      --------
    Total current liabilities................................    102,776        59,906

Long-term debt...............................................                    9,487
Unearned revenue.............................................      9,458
Other liabilities............................................      1,494

Commitments and contingencies................................

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares
   authorized, issued and outstanding........................       701            701
  Additional paid-in-capital.................................     3,400
  Deficit....................................................   (45,533)       (24,731)
                                                               --------       --------
    Total stockholder's equity (deficit).....................   (41,432)       (24,030)
                                                               --------       --------
    Total liabilities and stockholder's equity (deficit)....   $ 72,296       $ 45,363
                                                               ========       ========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                   BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)








                                               December 31,  December 31,  December 31,
                                                   1996          1995          1994
                                               ------------  ------------  ------------
Net sales....................................     $ 49,135       $38,752       $29,060
Cost of sales................................       45,099        28,304        24,387
                                               -----------   -----------   -----------
  Gross profit...............................        4,036        10,448         4,673
Operating, selling, administrative and
   general expenses..........................       14,008         5,621         8,325
                                               -----------   -----------   -----------
Operating (loss) income......................       (9,972)        4,827        (3,652)
Other income (expense):
 Interest expense............................       (7,548)       (6,286)       (3,045)
 Gain on foreign currency exchange...........        1,199           503         3,935
 Other, net..................................       (3,027)         (853)       (1,485)
                                               -----------   -----------   -----------
Loss before income taxes.....................      (19,348)       (1,809)       (4,247)
Provision for income taxes...................        1,454         1,669           830
                                               -----------   -----------   -----------
Net loss.....................................     $(20,802)      $(3,478)      $(5,077)
                                               ===========   ===========   ===========





                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)






                                   Common Stock    Additional
                                  ---------------    Paid-in
                                  Shares   Amount    Capital      Deficit     Total
                                  -------  ------  ----------     -------     -----
Balance, December 31, 1993......  701,000   $ 701                $ (7,451)  $ (6,750)
Net loss........................                                   (5,077)    (5,077)
                                  -------  ------    ------      --------   --------
Balance, December 31, 1994......  701,000     701                 (12,528)   (11,827)
Net loss........................                                   (3,478)    (3,478)
Distributions to parent.........                                   (8,725)    (8,725)
                                  -------  ------    ------      --------   --------
Balance, December 31, 1995......  701,000     701                 (24,731)   (24,030)
Net loss........................                                  (20,802)   (20,802)
Capital contribution............                     $3,400                    3,400
                                  -------  ------    ------      --------   --------
Balance, December 31, 1996......  701,000    $701    $3,400      $(45,533)  $(41,432)
                                  =======  ======    ======      ========   ========





                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                     December 31,  December 31,  December 31,
                                                         1996          1995          1994
                                                     ------------  ------------  ------------
Cash flows from operating activities:
 Net loss.......................................     $(20,802)     $ (3,478)      $(5,077)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
   Depreciation and amortization................        1,399           870           348
   Deferred taxes...............................        1,061        (1,061)
   Provision for doubtful accounts..............                       (495)        1,187
   Provision for loss on inventory..............                       (105)          505
   Provision for obsolete equipment.............                         47           125
 Changes in assets and liabilities:
   Accounts receivable..........................          796           852        (2,499)
   Inventories..................................        2,364        (3,046)          971
   Accounts payable and accrued liabilities.....       12,717         2,395         7,189
   Due to affiliates............................        7,606        15,716         8,458
   Unearned revenue.............................        9,227         4,728        (1,772)
   Other assets and liabilities, net............        1,490        (6,123)       (2,293)
                                                     --------      --------       -------
Net cash provided by operating activities....          15,858        10,300         7,142
                                                     --------      --------       -------
Cash flows from investing activities:
   Capital expenditures.........................      (29,860)      (16,755)       (2,687)
   Purchase of stock in Liggett-Ducat...........       (2,829)         (435)
   Proceeds from sale of stock in Liggett-Ducat.        2,100
   Proceeds from sale of option to purchase
    stock in Liggett-Ducat......................        3,400
   Investments..................................                                   (2,682)
                                                     --------      --------       -------
Net cash used in investing activities........         (27,189)      (17,190)       (5,369)
                                                     --------      --------       -------





                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                  December 31,  December 31,  December 31,
                                                      1996          1995          1994
                                                  ------------  ------------  ------------
Cash flows from financing activities:
  Proceeds from debt..........................         12,995        10,841         1,170
  Repayments of debt..........................         (1,329)       (1,044)
  Borrowings under revolver...................          1,677           798           958
  Repayments on revolver......................         (1,672)       (2,198)         (303)
                                                  -----------   -----------   -----------
Net cash provided by financing activities.....         11,671         8,397         1,825
                                                  -----------   -----------   -----------
Effect of exchange rate changes on cash
  and cash equivalent ........................           (125)         (395)       (3,136)
                                                  -----------   -----------   -----------
Net increase in cash and cash equivalents.....            215         1,112           462
Cash and cash equivalents, beginning of period          1,660           548            86
                                                  -----------   -----------   -----------
Cash and cash equivalents, end of period......        $ 1,875       $ 1,660       $   548
                                                  ===========   ===========   ===========
Supplemental cash flow information:
 Cash payments during the period for:
  Interest....................................        $ 5,573       $ 3,636       $ 1,585
  Income taxes................................            393            58           755






                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



1.    ORGANIZATION

      Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). Prior to October 1, 1993, Brooke and Ducat Factory were operating a Russian cigarette factory under a joint venture agreement (the "Joint Venture") in Moscow, Russia. On October 1, 1993, the parties to the Joint Venture agreed to form a Russian closed joint stock company, Liggett-Ducat Ltd. ("Liggett-Ducat"), an entity predominantly engaged in the manufacture of cigarettes. Brooke then transferred ownership of the stock it held of Liggett-Ducat to the Company. At December 31, 1996 and 1995, the Company owned 75% and 68.3%, respectively, of the stock of Liggett-Ducat. The business of Liggett-Ducat included the cigarette operations, Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary engaged in the construction of a new cigarette factory, and, prior to December 1996, BrookeMil Ltd. ("BML"), a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia.

      On July 5, 1996, Liggett Group Inc. ("Liggett"), a wholly-owned subsidiary of BGLS, purchased from the Company 140,000 shares (19.97%) of the tobacco operations of Liggett-Ducat for $2,100. Ten-year option agreements currently in place enable Liggett to increase its ownership in Liggett-Ducat to 95%. (Refer to Note 10.)

      In December 1996, the Company cancelled BML intercompany debt in exchange for 10,483 shares of newly issued BML common stock. These shares represent 99.1% of the outstanding shares of BML. (Refer to Note 13.)


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a) Basis of Presentation:

            The consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

         b) Liquidity:

            The Company has historically relied on Brooke and BGLS for sources of financing. At December 31, 1996 and 1995, the Company had a working capital deficiency of $94,526 and $47,585, respectively, and a net capital deficiency of $41,432 and $24,030, respectively. Management believes that it will continue to receive financing from BGLS as needed. In addition, the Company has upgraded the cigarette operations' tobacco processing complex and is continuing to implement cost-saving measures. Liggett-Ducat plans to begin the manufacture and marketing of western style cigarettes. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard. (Refer to Note 13.)

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)






         c) Estimates and Assumptions:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         d) Foreign Currency Translation:

            The Company accounts for translation of foreign currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The Company's Russian subsidiaries operate in a "highly inflationary" economy and use the U.S. dollar as the functional currency. Therefore, certain assets of this entity (principally inventories and property, plant and equipment) are translated at historical exchange rates with all other assets and liabilities translated at year-end exchange rates and all translation adjustments are reflected in the consolidated statements of operations.

         e) Cash and Cash Equivalents:

            For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. Interest on short-term investments is recognized when earned.

         f) Inventories:

            Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

         g) Property, Plant and Equipment:

            Property, plant and equipment are stated at cost. Depreciation has been calculated on the straight-line method based upon the following useful lives: buildings - 20 years, factory machinery and equipment
            - 10 years, office furniture and equipment - 5 years, and computers and vehicles - 3 years. Depreciation is not provided on construction-in-progress until the related assets are placed in service.

            Interest costs are capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1996 and 1995 interest costs of $6,157 and $1,004, respectively, were capitalized. No interest was capitalized in 1994.

            The cost of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)




            financial statements upon retirement or other disposition and any resulting gain or loss is reflected in the statement of operations. Repairs and maintenance are charged to expense as incurred.

         h) Goodwill:

            Goodwill is being amortized using the straight-line method over ten years and relates to the purchase by the Company of additional shares of Liggett-Ducat stock. Amortization expense for the years ended December 31, 1996, 1995 and 1994 was $51, $68 and $0, respectively.

         i) Impairment of Long-Lived Assets:

            Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. There was no material effect on the financial position or results of operations from the adoption because the Company's prior impairment recognition practice was consistent with the major provisions of SFAS No. 121. Under the provisions of SFAS No. 121, impairment losses are recognized when expected future cash flows are less than the assets' carrying value. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company adjusts the net book value of the underlying assets by the excess of the assets' carrying values over the sum of expected discounted future cash flows.

         j) Deferred Finance Costs:

            Deferred finance costs consist of the discounts on lease prepayments which are being amortized over the life of the leases and the fees incurred in obtaining a bank loan which are being amortized over the term of the loan.

         k) Revenue Recognition:

            Sales, net of sales returns and discounts, are recognized upon the shipment of finished goods to customers. Rental income is recognized ratably over the life of the lease.

         l) Income Taxes:

            The Company has not provided for United States income tax in connection with its Russian subsidiaries since losses from continuing operations before income taxes have been incurred since inception. Applicable income and deferred taxes have been provided for based on tax rates applicable to the Company in Russia.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)




            A valuation allowance is provided against Russian deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized.

         m) Concentration of Credit and Other Risks:

            The Company sells its products primarily to companies in the wholesale distribution and retail industries in the Russian Federation. Although the Company does not require collateral and, as a consequence, is exposed to credit risk with respect to its tobacco operations, the Company does perform ongoing credit evaluations of its customers and believes that its trade accounts receivable risk exposure is limited. Additionally, prepayment for goods and services is a customary business practice in Russia. At December 31, 1996 and 1995, the Company had approximately $2,141 and $2,500, respectively, in prepayments made to suppliers of raw materials.

            The Company maintains its cash deposits with United States, various foreign and Russian banks. Management assesses the financial condition of the institutions on an on-going basis.

            The performance of Liggett-Ducat's cigarette and real estate development operations in Russia are affected by uncertainties in Russia which may include, among others, political or diplomatic developments, regional tensions, currency repatriation restrictions, foreign exchange fluctuations, inflation, and an undeveloped system of commercial laws and legislative reform relating to foreign ownership in Russia.

3.   NON-MONETARY TRANSACTIONS

     During 1996, 1995 and 1994, certain supplies and inventory purchase transactions were made whereby payment for such transactions was facilitated by the Company's customers who forwarded payment on the Company's behalf to raw material suppliers. Such transactions amounted to approximately $3,040, $8,200 and $6,800 in 1996, 1995 and 1994,
     respectively. Sales and purchases were priced at what management believes are normal sales price for cigarettes and the normal market price for tobacco and other raw materials. At December 31, 1996 and 1995, $1,118 and $668, respectively, were included as prepaid raw materials (Note 2m) which represents tobacco acquired in exchange for finished goods.


4.   INVENTORIES

     Inventories consist of:



                                               December 31,      December 31,
                                                   1996             1995
                                               ------------      ------------
          Finished goods......................    $                 $  643
          Work-in-process.....................        53               239
          Raw materials.......................     2,664             4,075
          Replacement parts and supplies......       852               977
                                                  ------            ------
                                                  $3,569            $5,934
                                                  ======            ======

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)





5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of:




                                               December 31,      December 31,
                                                   1996             1995
                                               ------------      ------------
          Buildings..........................    $ 8,064           $ 7,357
          Factory machinery and equipment....      4,419             1,511
          Computers and software.............        289               189
          Office furniture and equipment.....        129               126
          Vehicles...........................        416               200
          Construction-in-progress...........     46,966            18,286
                                                 -------           -------
                                                  60,283            27,669
          Less accumulated depreciation......       (676)             (207)
                                                 -------           -------
                                                 $59,607           $27,462
                                                 =======           =======

     In October 1995, BML purchased buildings for $4,369, excluding related transaction costs, which had previously been leased from the Moscow Property Committee. BML has developed, or is in the process of developing, these buildings for commercial use.

     On December 29, 1995, Liggett-Ducat relinquished its 59.4% ownership in a joint real estate venture, Neftecominvest Ltd., in exchange for 100% ownership of a partially constructed manufacturing facility owned by the venture. Liggett-Ducat intends to develop this facility, located on the outskirts of Moscow, into a new cigarette factory. In connection with this exchange, a 49-year land lease was renegotiated in 1996 for the site on which the factory is to be developed. Liggett-Ducat's cost basis in the joint real estate venture of $2,675 was transferred to its basis in the new cigarette factory.

     Purchase commitments of approximately $2,000 have been made for factory machinery. Of this amount, $1,000 is payable in July 1997; the other $1,000 is payable over a period of 5 years with interest at 8% per annum.


6.   EMPLOYEE BENEFITS

     The Company complies with Russian Federation regulations covering pensions, education, day care, medical and other benefits to employees. These items are funded as a percentage of gross wages and are paid on a current basis. Medical clinic and day care facilities are provided on site and related costs are expensed as incurred. All Russian citizen employees are required to participate in the pension fund. The total expense for these programs recognized in 1996, 1995 and 1994 was approximately $860, $1,050 and $770, respectively.


7.   REVOLVING CREDIT FACILITY

     During 1995, the Company had a revolving credit facility with Peoples Bank which allowed for total borrowings of up to Rubles ("Rbl") 6,000,000 at an annual interest rate of 90%,

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)




     collateralized by the Company's inventories. The outstanding balance at December 31, 1995 ($155) was acquired by Sberbank and was fully repaid during the first quarter of 1996. Vneshtorgbank made available to the Company a new revolving credit facility of Rbl 8,000,000 (approximately $1,450 at the December 31, 1996 exchange rate), with an annual interest rate of 85%. This facility was collateralized by the Company's inventories and accounts receivable. During September 1996, this facility was extinguished.

     Interest expense on the facility with Peoples Bank was $0 in 1996 and $1,349 in 1995. Interest expense on the facility with Vneshtorgbank was $649 in 1996.

     In February and March 1997, the Company obtained lines of credit in the amounts of $1,000 at 28% per annum and $2,000 at 24%, respectively, in order to secure tobacco commitment purchases. The lines of credit will expire in May 1997 and June 1997.

8.   LONG-TERM DEBT

     Current and long-term debt consist of the following:



                                               December 31,      December 31,
                                                   1996             1995
                                               ------------      ------------
          Bank loan........................       $20,418          $ 7,078
          Deferred financing fees..........         1,240            4,044
                                                  -------          -------
                                                   21,658           11,122
          Less:
          Current maturities...............        21,658            1,635
                                                  -------          -------
          Amount due after one year........       $                $ 9,487
                                                  =======          =======

     In October 1995, Liggett-Ducat entered into a loan agreement with Vneshtorgbank to borrow up to $20,418 to fund real estate development. Interest on the note is based on the London Interbank Offered Rate, which was 5.55% and 5.66% at December 31, 1996 and 1995, respectively, plus 10%. Principal repayments are due from April through October of 1997. Deferred financing fees of $4,044 are being amortized over the term of the loan. Brooke has guaranteed the payment of the loan. BML pledged Ducat Place II, the second phase of BML's Ducat Place real estate development project, as collateral for the loan. At December 31, 1996, BML had drawn down approximately $20,418 of the loan. (Refer to Note 13.)


9.   COMMITMENTS

     The following is a schedule of the Company's future minimum rental payments required under operating leases with noncancelable lease terms in excess of one year as of December 31, 1996:



          Year ending December 31:
          1997......................................................  $   735
          1998......................................................      650
          1999......................................................      649
          2000......................................................      649
          2001......................................................      649
          2002 and thereafter.......................................   16,959
                                                                      -------
                                                                      $20,291
                                                                      =======


                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)

     Lease commitments for 2002 and thereafter relate primarily to the remaining 45 years of a land lease and 23 years of an equipment lease.

     The Company's rental expense for the years ended December 31, 1996, 1995 and 1994 was $1,026, $1,107 and $4,808, respectively.

     At December 31, 1996, BML has unearned revenue of $16,864 consisting of prepayments on various Ducat Place leases. Unamortized discounts on certain prepaid leases for Ducat Place I were $1,325 and $1,377 at December 31, 1996 and 1995, respectively.

     Future minimum lease payment receivables under non-cancelable leasing arrangements as of December 31, 1996 are as follows:


          Year ending December 31:
          1997...................................................   $
          1998...................................................     2,064
          1999...................................................     6,423
          2000...................................................     4,145
          2001...................................................     2,664
          2002 and thereafter....................................       686
                                                                    -------
                                                                    $15,982
                                                                    =======

     At March 15, 1997, approximately 90% of the space in Ducat Place II has been leased. Lease commencement is expected during the second quarter of 1997.


10.  PURCHASE OF STOCK IN LIGGETT-DUCAT

     In the third quarter of 1995, the Company increased its investment in Liggett-Ducat from approximately 58% to 68% through a direct purchase of 73,877 shares of Liggett-Ducat stock from other shareholders. In connection with this purchase, the Company recorded goodwill in the amount of $435.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)






     During the second quarter of 1996, the Company further increased its ownership of Liggett-Ducat through the purchase of an additional 142,558 shares for approximately $2,143. In July 1996, the Company sold 140,000 shares (19.97%) of Liggett-Ducat's tobacco operations to Liggett Group Inc. ("Liggett"), a wholly-owned subsidiary of BGLS, for $2,100. Liggett also acquired a ten-year option to buy up to an additional 292,407 shares for $3,400, which has been accounted for as a capital contribution, thereby entitling Liggett to increase its interest in Liggett-Ducat to approximately 62%. The option fee would be credited against the purchase price. As part of the same transaction, Liggett had the right to acquire for $2,200 another ten-year option from the Company on the same terms to purchase all of the remaining shares of Liggett-Ducat owned by the Company. Currently, such shares represent approximately a 33% interest. Such option was acquired on March 13, 1997.

     In December 1996, the Company purchased 46,337 additional shares of Liggett-Ducat stock from other shareholders for $695. At December 31, 1996, the Company owned 75.3% of the stock of Liggett-Ducat and Liggett owned 19.97%. In connection with 1996 purchases of Liggett-Ducat common stock, the Company recorded goodwill in the amount of $729. Unamortized goodwill is $1,094 and $417 at December 31, 1996 and 1995, respectively.


11.  RELATED PARTY TRANSACTIONS

     The Company has obtained funding through a revolving credit facility with Brooke at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. In addition, Brooke and BGLS have advanced funds to BML for its real estate developments projects. Amounts due to Brooke and BGLS under this facility at December 31, 1996 and 1995 were $36,150 and $34,891 including interest of $12,725 and $6,375, respectively.

     On March 2, 1995, the Company dividended to Brooke and BGLS certain notes receivable of the Company from Liggett-Ducat and BML in the amount of $8,725, including interest.

     On July 2, 1996, the Company repaid portions of outstanding loans to BGLS in principal amount of $3,679 together with accrued interest of $1,521.

     During 1996, indebtedness relating to the real estate development business including the loan agreement between Vneshtorgbank and Liggett-Ducat (refer to Note 8) and intercompany indebtedness in the amount of $3,586 together with accrued interest of $1,270 was assigned by Liggett-Ducat to BML.

     Liggett has provided certain administrative and technical support to Liggett-Ducat. It is anticipated that such support, specifically in the areas of technical blending research for product development, manufacturing and marketing expertise will continue during 1997. Liggett's expenses associated with these activities were $76, $229 and $230 for the years ended December 31, 1996, 1995 and 1994, respectively.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)





     On April 3, 1996, the Company entered into a stock purchase agreement (the "purchase agreement") with the chairman of Liggett-Ducat. Under the purchase agreement, the Company acquired the 84,540 shares for $15 per share ($1,268). The stock purchase price was paid in installments during 1996 and the shares of Liggett-Ducat stock collateralizing the installment payments were released, ratably, as payments were made.

     Concurrently, the Company entered into a consulting and non-compete agreement with the chairman for services through December 31, 1998. Under the terms of the agreement, the Company will pay him approximately $5,232 over five years. Also, Liggett-Ducat extended his employment agreement with Liggett-Ducat for one year at $384. At December 31, 1996, 29,759 shares of Liggett-Ducat stock collateralizing the Company's obligations under the agreements had been released to the Company and 54,781 shares of Liggett-Ducat stock remain as collateral under the terms of the agreements.

     On June 14, 1996, the Company entered into a second stock purchase agreement with the General Director (the "Director") of the cigarette manufacturing operations. Under this purchase agreement, the Company acquired the 58,018 shares held by the Director for approximately $15 per share ($875). The stock purchase price was paid in installments during 1996.

     Concurrently, the Company entered into a consulting and non-compete agreement with the Director for services through December 31, 1998. Under the terms of the agreement, the Company will pay the Director approximately $3,125 in installments during 1997 and 1998. Also, Liggett-Ducat extended the Director's employment agreement with Liggett-Ducat until December 31, 1998 at $175 annually. At December 31, 1996, 12,683 shares of Liggett-Ducat stock collateralizing the Company's obligations under the agreements had been released; 45,335 shares of Liggett-Ducat stock remain as collateral under the terms of the agreements.


12.  INCOME TAXES

     The provision for income taxes is for income taxes payable pursuant to Russian statutory requirements. There were no provisions for income taxes in jurisdictions other than the Russian Federation.

     Provision (benefit) for income taxes consists of the following:


                                                1996       1995       1994
                                                ----       ----       ----
          Current............................   $  393    $ 2,730     $830
          Deferred...........................    1,061     (1,061)
                                                ------    -------     ----
                                                $1,454    $ 1,669     $830
                                                ======    =======     ====

     Deferred taxes have been recognized for significant temporary differences arising between the financial statement and tax basis of assets and liabilities. The principal items giving rise to temporary differences relate to management fees and interest expense

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)




     incurred during 1996 and 1995 which are not deductible for tax purposes until paid. The tax effect of these temporary differences and net deferred taxes recorded as of December 31, 1996 and 1995 are summarized as follows:


                                                        1996         1995
                                                       -------      -------
          Deferred tax assets........................  $ 1,566      $ 4,149
          Deferred tax liability.....................     (305)        (650)
                                                       -------      -------
          Net deferred tax asset.....................    1,261        3,499
          Valuation allowance........................   (1,261)      (2,438)
                                                       -------      -------
          Net deferred taxes.........................  $            $ 1,061
                                                       =======      =======

     In 1996, Russian tax authorities assessed Liggett-Ducat $7,600 for outstanding tax liabilities, which amount was accrued in 1996. The liability is payable in two parts, 50% within 2 1/2 years, the remaining
     50% over the succeeding five years.


13.  SUBSEQUENT EVENTS

     Sale of BrookeMil:

     On January 31, 1997, the Company sold its 99.1% of the outstanding shares of BML to New Valley Corporation ("New Valley") for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares, payable during 1997 with an annual interest rate of 9%. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company expects to recognize a gain on the sale in 1997 in the amount of $25,500. The remaining $27,000 will be deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and, further, a portion of the property sold is subject to a put option held by New Valley. This option allows New Valley, under certain circumstances, to put a portion of the property sold back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600. The Company distributed the $21,500 cash proceeds received from the sale of BML to BGLS and anticipates distributing to BGLS proceeds from the $33,500 promissory note.

     In connection with the sale of the BML shares, certain specified liabilities aggregating $40,800 including the Vneshtorgbank loan with a balance of $20,418, remained with BML. Further, the Company, Brooke and BGLS each contributed to the capital of BML, through cancellation of all indebtedness of BML to each such entity, the aggregate amount of which was $19,275 including accrued interest thereon.

     The following unaudited proforma summary presents the Company's financial position as if the sale of BML and the $21,500 distribution made to the Company's parent had been completed at December 31, 1996:


          Current assets.........................................  $ 40,087
          Total assets...........................................    50,783
          Current liabilities....................................    60,105
          Total liabilities......................................    88,129
          Stockholder's deficit..................................   (37,346)